Jonathan D. Hatch Assistant General Counsel Talcott Resolution Law Group The Hartford One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. +1-860-547-4496 jonathan.hatch@thehartford.com

November 4, 2015

Ms. Deborah Skeens
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Director VII 333-69487: Accession 0001628280-15-007170

Dear Ms. Skeens:

We have provided responses to your comments on the draft Director VII Supplement. Once we have addressed all your comments, we will make conforming changes to the other supplements.

1.	General Comments

a.	COMMENT: Please confirm that all missing information will be filled in prior to the effective date.

RESPONSE: We confirm that all missing information will be filled in prior to the effective date.

b.	COMMENT: Please clarify supplementally whether Hartford is notifying financial intermediaries of the Annuity Commencement Date deferral option (the “Deferral Option”).

RESPONSE: Hartford is notifying financial intermediaries of the Deferral Option approximately three months prior to launch.

c.	COMMENT: Please explain supplementally when notice is sent to Contract Owners once a state approves the Deferral Option.

RESPONSE: In addition to the Supplement, which will be provided to all relevant Contract Owners in the fourth quarter of 2015, each Contract Owner will receive a package describing the Deferral Option approximately ninety days prior to her Annuity Commencement Date.

2.	Comments on the Supplement for Director 7

a.	COMMENT: In the introductory section, please disclose more prominently the reason for offering the Deferral Option.

RESPONSE: The introductory section has been amended to disclose more prominently the reason for offering the Deferral Option.

b.	COMMENT: In the introductory section, explain which Contract Owners may benefit and which may not benefit from choosing the Deferral Option.

RESPONSE: The introductory section has been amended to explain which Contract Owners may benefit and which may not benefit from choosing the Deferral Option.

c.	COMMENT: In the introductory section, please refer to “financial and tax adviser.”

RESPONSE: The introductory section has been amended to refer to “Financial Intermediary and tax adviser.”

d.	COMMENT: In the Definitions, please differentiate “Annuity Commencement Date” from “Deferred Annuity Commencement Date.”

RESPONSE: In the Definitions, “Annuity Commencement Date” has been differentiated from “Deferred Annuity Commencement Date” by replacing the term “Rider Effective Date” with “original Annuity Commencement Date” and making conforming changes throughout the Supplement.

e.	COMMENT: Please provide a cross-reference to the definition of “in Good Order,” which appears in the ninth bullet on page 1.
RESPONSE: Hartford has added a definition for “in Good Order.”

f.	COMMENT: In the new introductory section, clarify whether the benefits of choosing the Deferral Option would continue if the Deferral Option were not elected.

RESPONSE: The introductory section has been amended to clarify that the benefits of choosing the Deferral Option would not be present if the Deferral Option were not chosen.

g.	COMMENT: On page 2, please define “Financial Intermediary” and use that term consistently.

RESPONSE: We have added a definition of “Financial Intermediary” and made conforming changes to the Supplement.

h.
COMMENT: Please explain supplementally why Hartford does not extend the Deferral Option to all Contract Owners, including those that are not represented by a Financial Intermediary, and the legal basis for this position.

RESPONSE: Hartford does not extend the Deferral Option to those who are not represented by Financial Intermediaries because Hartford believes that Contract Owners, who are ninety years old when evaluating whether to choose the Deferral Option, would benefit from receiving advice before choosing the Deferral Option.

Hartford has chosen the criteria because it is not obligated to offer the Deferral Option and because none of the criteria are prohibited by Contract terms or applicable law.

i.
COMMENT: Please note in the list of eligibility criteria on page 1 that the charitable remainder trust’s Annuity Commencement Date is already age 100 and please revise the last sentence on page 7 for consistency.

RESPONSE: Hartford has noted in the list of eligibility criteria on page 1 that the charitable remainder trust’s Annuity Commencement Date is already age 100 (other than for New York and Pennsylvania) and has revised the last sentence on page 7 for consistency.

j.
COMMENT: In the first full paragraph on page 2, clarify supplementally how and when this might occur, when the default annuitization option would be imposed and how “in Good Order” instructions would be treated if they were received a short time (e.g., ten days) after the Annuity Commencement Date.

On the Annuity Commencement Date, if a Contract Owner has not met the eligibility criteria, the Contract Owner will not be eligible to choose the Deferral Option. For example, the Contract Owner may not have provided us with the Deferral Option Form in Good Order by the Annuity Commencement Date. If that occurs, the Contract Owner would not be eligible to defer the Annuity Commencement Date and the pre-existing terms of the Contract and Hartford’s administrative procedures would apply as if there had been no election of the Deferral Option. If the Contract Owner has not made an effective choice of annuitization or liquidation options by that date, the Contract’s default option is chosen as provided in the Contract. If Hartford receives instructions in Good Order within thirty days thereafter, Hartford will process those instructions.

k.
COMMENT: With regard to the seventh bullet on page 2, please explain supplementally the legal basis for allocating assets to the money market fund without express Contract Owner approval and disclose in the Supplement or in a letter to clients the current interest rate or range for the Fixed Accumulation Feature as compared to the money market fund and note that the rates will be different at Annuity Commencement Date.

RESPONSE: Hartford has removed the default and references to the money market funds and has made other conforming changes to the Supplement.

l.	COMMENT: On page 3, please define “Qualified Contract,” and where the Supplement references “Qualified Contracts” please also explain the consequences for non-qualified contracts.
RESPONSE: Hartford has added a definition of Qualified Contract and has made the requested changes.

m.	COMMENT: With respect to the default annuitization options, please disclose whether each option is variable, fixed or a combination of variable or fixed.
RESPONSE: Hartford has made the requested changes.

n.	COMMENT: With respect to the third bullet under “Other Considerations,” please disclose whether this tax consideration is identical to or different from the consideration in the second bullet.

RESPONSE: Hartford has revised the third bullet to disclose that this tax consideration is different from the tax consideration set forth in the second bullet.

o.	COMMENT: With respect to the last bullet on page 3, please eliminate the apparent conflict with the fifth bullet on page 2.
RESPONSE: Hartford has made the requested change to the fifth bullet on page 2.

p.	COMMENT: With respect to the second bullet on page 4, please state the default annuity option and whether the option is variable, fixed or a combination of variable or fixed.

RESPONSE: Hartford has made the requested changes.

q.	COMMENT: Please explain supplementally why, if the default option is five years, the Example on page 4 uses a ten year annuity payout option.
RESPONSE: The five year default option only applies to Qualified Contracts. Because the Example refers to a non-Qualified Contract, the ten year period is appropriate.

r.	COMMENT: Please disclose supplementally what guaranteed annuitization rate applies at age 100 and whether that rate is the same as the rate in the original Contract.
RESPONSE: The guaranteed annuitization rate for relevant annuity payout options does not change; the rate that applies at the Deferred Annuity Commencement Date is the same as the rate in the original Contract.

s.	COMMENT: Please format the Example to separate it from the remainder of the Supplement text.
RESPONSE: Hartford has made the requested change.

t.
COMMENT: Please explain supplementally the legal basis for Hartford’s limitation of transfers of assets into the Fixed Accumulation Feature and for the restrictions imposed on Contract Owners who elect the Deferral Option and please explain if the restrictions will only apply prospectively.

RESPONSE: The Deferral Option is not currently offered in the Contracts. Hartford is willing to offer an additional option at an annuitant’s Annuity Commencement Date, subject to the terms and conditions, including limitations on investments in the Fixed Accumulation Feature, set forth in the Contract, rider and prospectus supplement. The terms and conditions allow Hartford to offer Contract Owners the benefit of the Deferral Option while not unduly burdening Hartford. For example, Hartford has structured the Deferral Option to allow Contract Owners to invest up to 20% of contract value in the Fixed Accumulation Feature rather than prohibiting investment in the Fixed Accumulation Feature entirely.

The limitation is imposed as of the original Annuity Commencement Date if the Deferral Option is chosen. There is no retroactive effect, but amounts over 20% of contract value as of the original Annuity Commencement Date must be transferred out of the Fixed Accumulation Feature.

The limitation is described in the Deferral Option rider to the Contracts.

u.	COMMENT: With respect to the third paragraph on page 7, please clarify the reference to “100% of the amount to be invested at the renewal rate.”

RESPONSE: Hartford has made the requested change.

v.	COMMENT: Please explain supplementally whether any compensation is paid to any financial intermediary. If so, please disclose the conflict of interest.
RESPONSE: Hartford pays no compensation to any Financial Intermediary as a result of a Contract Owner’s election of the Deferral Option but existing compensation paid to financial intermediaries will continue until the Deferred Annuity Commencement Date. Hartford has added disclosure to this effect.

3.	Tandy Representations
Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus supplement or prospectus for the above referenced registration statement. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

If you have any questions, please contact me at 860-547-4496 or at jonathan.hatch@thehartford.com.
Very truly yours,
/s/ Jonathan D. Hatch
Jonathan D. Hatch